UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

YONGYE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

98607B106

(CUSIP Number)

Glenn Krevlin

Glenhill Advisors, LLC

600 Fifth Avenue, 11th Floor

New York, NY 10020

(646) 432-0600

With a copy to:

Douglas S. Ellenoff, Esq.

Ellenoff Grossman & Schole, LLP

150 East 42nd Street, 11th Floor

New York, NY 10017

(212) 370-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 1 to Schedule 13D is intended to only amend and replace Item 4 of the original Schedule 13D, which was filed by the Reporting Persons solely in relation to the Reporting Persons’ position regarding the Proposal, and not as a result of the Reporting Persons ownership in the Issuer. Since the original filing of the Schedule 13D, the Reporting Persons’ ownership in the Issuer has increased from 3.8% to 4.08%.

The original 13D was filed on October 8, 2013 and related to shares of common stock, $0.001 par value (the “Common Stock”), of Yongye International, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6th Floor, Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, People’s Republic of China.

The names of the persons filing this statement (the “Reporting Persons”) are Glenn J. Krevlin, a citizen of the United States, Glenhill Advisors, LLC, a Delaware limited liability company, Glenhill Capital Advisors, LLC, a Delaware limited liability company, and Glenhill Capital Management, LLC, a Delaware limited liability company. Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC and is the sole shareholder of Krevlin Management, Inc. Krevlin Management, Inc. is the managing member of Glenhill Capital Advisors, LLC, which is the investment manager of Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund, LLC and Glenhill Long Fund, LP; each a security holder of the Issuer. Glenhill Capital Management, LLC is the managing member of Glenhill Concentrated Long Master Fund, LLC and Glenhill Long GP, LLC, and is sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund, LP. Glenhill Long GP, LLC is the general partner of Glenhill Long Fund, LP.

Item 4. Purpose of Transaction

On October 15, 2012, the Issuer announced that it had received a “going private” proposal (the “Proposal”) from Mr. Zishen Wu, the Issuer’s Chairman and Chief Executive Officer, Full Alliance International Limited (“Full Alliance), MSPEA Agriculture Holding Limited (“MSPEA”), and Abax Global Capital (Hong Kong) Limited (collectively, the “Purchasers”) with a purchase price of $6.60 per share of Common Stock.

On September 23, 2013, the Issuer announced that it had entered into a merger agreement (the “Merger Agreement”) pursuant to which the Purchasers intend to cash-out existing stockholders of the Issuer at a per share price of $6.69 (the “Purchase Price”) in a “going private” transaction (the “Merger”). The Reporting Persons believe that the Company should attempt to get a higher Purchase Price in light of the Issuer’s recent excellent financial performance.

Since the filing of the original Schedule 13D, notwithstanding the efforts of the Reporting Persons, no additional purchasers have emerged to submit a more attractive offer, and consequently, the Reporting Persons are prepared to discontinue this active pursuit of a new potential purchaser and do not intend to file additional amendments to this Schedule 13D unless otherwise required by law. The Reporting Persons may approve of and support the Proposal.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the Merger and its investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations and may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer, management, the special committee of the board of directors, current and potential stockholders, potential purchasers and other persons.

Other than as set forth above, none of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 23, 2014

GLENHILL ADVISORS, LLC

By:	/s/ GLENN J. KREVLIN
Name:	Glenn J. Krevlin
Title:	Managing Member

/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin

GLENHILL CAPITAL ADVISORS, LLC

By:	/s/ KREVLIN MANAGEMENT, INC.
Managing Member

By:	/s/ GLENN J. KREVLIN
Name:	Glenn J. Krevlin
Title:	President

GLENHILL CAPITAL MANAGEMENT, LLC

By:	/s/ GLENHILL ADVISORS, LLC
Managing Member

By:	/s/ GLENN J. KREVLIN
Name:	Glenn J. Krevlin
Title:	Managing Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)